UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number 000-00981

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.
3300 PUBLIX CORPORATE PARKWAY
LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Index to Financial Statements, Supplemental
Schedule and Exhibit

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits - December 31, 2021 and 2020	2
Statements of Changes in Net Assets Available for Plan Benefits - Years ended December 31, 2021 and 2020	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2021	12
Signature	13
Exhibit:
Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Publix Super Markets, Inc. 401(k) SMART Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2009.
Tampa, Florida
June 24, 2022

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$5,947,180,273	5,192,998,755
Notes receivable from participants	110,572,362	113,155,583
Employer contribution receivable	43,588,501	40,697,358
Total assets	6,101,341,136	5,346,851,696

Liabilities
Excess contributions payable	2,976,850	3,588,572
Total liabilities	2,976,850	3,588,572
Net assets available for plan benefits	$6,098,364,286	5,343,263,124

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Statements of Changes in Net Assets
Available for Plan Benefits
Years ended December 31, 2021 and 2020

	2021	2020
Additions to net assets attributed to:
Contributions:
Participant	$287,587,964	258,852,300
Employer	43,588,501	40,697,358
Total contributions	331,176,465	299,549,658
Investment income:
Net appreciation of investments	732,994,194	945,109,947
Dividends	114,035,833	92,954,796
Interest	4,655,180	5,903,495
Total investment income	851,685,207	1,043,968,238
Total additions	1,182,861,672	1,343,517,896
Deductions from net assets attributed to:
Benefits paid to participants	426,175,020	418,447,472
Fees paid by participants	1,585,490	1,122,956
Total deductions	427,760,510	419,570,428
Net increase	755,101,162	923,947,468
Net assets available for plan benefits:
Beginning of year	5,343,263,124	4,419,315,656
End of year	$6,098,364,286	5,343,263,124

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(1)Description of Plan and Summary of Accounting Policies
The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the Plan) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.
(a)General
The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC, Publix Asset Management Company and Publix North Carolina Employee Services, LLC (the Company or Publix) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.
(b)Plan Amendments
On July 30, 2021, the Plan was amended effective January 1, 2020 to comply with the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 and to formally adopt coronavirus‑related distributions and loan assistance as permitted under the Coronavirus Aid, Relief and Economic Security (CARES) Act. On December 28, 2020, the Plan was amended to revise the definition of “Hour of Service” to add “Coronavirus Approved Absences” with an effective date of February 15, 2020, and on July 2, 2021, the Plan was amended to sunset this provision as of July 2, 2021. On November 13, 2019, the Plan was amended effective January 1, 2020 to (1) allow employees to contribute up to 30% of their eligible annual compensation to the Plan, subject to the maximum contribution limits established by federal law, (2) limit a participant’s investment allocation to no more than 25% in the Publix Stock Fund, (3) prohibit a participant from transferring existing account balances to the Publix Stock Fund and (4) require any portion of a participant’s investment allocation that exceeds the 25% limit for the Publix Stock Fund to be invested in the Plan’s default investment fund.
(c)Contributions
Eligible employees may contribute up to 30% of their eligible annual compensation to the Plan, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among 12 investment fund options offered under the Plan. A participant’s investment allocation is limited to no more than 25% in the Publix Stock Fund.
The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2021 and 2020, the Company’s Board of Directors approved a match of 50% of an eligible participant’s annual contributions up to 3% of eligible annual compensation, not to exceed a maximum match of $750 per participant. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year. The match was paid by the Company in cash and invested in accordance with eligible participants’ investment allocations at the time the match was funded.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(d)Participant Accounts
Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the Accounts). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Matching Contributions Accounts of participants and of Accounts of separated participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures totaled $1,380,726 and $1,874,845 as of December 31, 2021 and 2020, respectively. Forfeitures, and earnings thereon, totaling $1,367,127 and $1,870,060 were used to reduce the Company matching contributions for the 2021 and 2020 Plan years, respectively.

(e)Vesting
Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are generally 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.
(f)Notes Receivable from Participants
All actively employed participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All administration costs incurred as a result of a loan are paid by the participant. The interest rate is determined by Voya Institutional Plan Services, the third-party Plan Administrator, as of the first business day of each calendar quarter based on the United States (U.S.) prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan. Participant loans are classified as notes receivable from participants in the statements of net assets available for plan benefits and measured at their unpaid principal balance plus any unpaid accrued interest.
A participant can choose a repayment term of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment allocations. Upon separation of employment, all unpaid principal and unpaid accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

As permitted under the CARES Act, a participant who was actively employed by the Company could apply to the Plan for loan assistance if the participant or a member of the participant’s household was adversely impacted by the coronavirus. Effective March 27, 2020 through September 22, 2020, the maximum amount a participant could borrow was the lesser of: 1) 100% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $100,000, less the participant’s highest outstanding loan balance during the previous 12 month period. Effective April 1, 2020 through September 30, 2020, the participant’s loan processing fee was refunded to the participant’s Account by Voya Institutional Plan Services within 90 days of the transaction. Additionally, repayments of principal and interest for a new or existing loan could be delayed for up to one year for regularly scheduled payments due March 27, 2020 through December 31, 2020. All other loan provisions under the Plan continued to apply.
(g)Distribution of Benefits
Benefits are recorded when paid.
A participant who reaches age 59½ and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.
Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of a participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than April 1 of the Plan year immediately following the Plan year in which the participant reaches age 62.
If the value of a deceased participant’s Savings Contributions and vested Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s vested Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until the participant would have reached age 72 (age 70½ for a participant born before July 1, 1949).
As permitted under the CARES Act, effective January 1, 2020 through December 31, 2020, a participant who was actively employed by the Company could apply to the Plan to withdraw up to $100,000 from his/her Savings Contributions Account and vested Matching Contributions Account if the participant or a member of the participant’s household was adversely impacted by the coronavirus. The $100,000 withdrawal limit was an aggregate amount that applied to coronavirus-related distributions taken from all of the participant’s retirement plan accounts.
(h)Termination of Plan
The Company intends to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(i)Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
(j)Investments
The Plan’s investments are stated at fair value. Quoted active market prices are used to value shares of mutual funds. The Publix Stock Fund is comprised of two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, State Street Institutional U.S. Government Money Market Fund (Premier Class), a mutual fund. Investment in Publix Stock represented 74.5% and 77.7% of the Plan’s net assets available for plan benefits as of December 31, 2021 and 2020, respectively. Because Publix Stock is not traded on an established securities market, the market price of Publix Stock is determined by the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. As part of the process to determine the market price of Publix Stock, an independent valuation is obtained. The process includes comparing the Company’s financial results to those of comparable companies that are publicly traded (comparable publicly traded companies). The purpose of the process is to determine a value for Publix Stock that is comparable to the stock value of comparable publicly traded companies by considering both the results of the stock market and the relative financial results of comparable publicly traded companies. Valuation effective dates are generally March 1, May 1, August 1 and November 1. Readily determinable fair value is used to value the Plan’s interests in collective investment funds. There are no unfunded commitments or restrictions on redemptions by participants of the collective investment funds.

Purchases and sales of Publix Stock are recorded on the applicable valuation effective date for Publix Stock. Purchases and sales of all other securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
(k)Investment Risk
Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the Accounts of participants and the amounts reported in the financial statements and supplemental schedule of the Plan.
(l)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(2)Administration of the Plan
Voya Institutional Trust Company, the Primary Trustee for the Plan, is responsible for the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for the Publix Stock component of the Publix Stock Fund. Voya Institutional Plan Services serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:
•Loan processing fees of $611,825 and $221,625 during 2021 and 2020, respectively, were deducted from the Accounts of participants who received loans and were paid to the third-party Plan Administrator.
•Administrative fees of $649,530 and $560,011 during 2021 and 2020, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.
•Florida stamp taxes of $155,706 and $136,695 during 2021 and 2020, respectively, were deducted from the Accounts of participants who received loans in the state of Florida and were paid to the third-party Plan Administrator. The third-party Plan Administrator is responsible for reporting and remitting Florida stamp taxes to the Florida Department of Revenue.
•Expedited check fees of $168,429 and $204,625 during 2021 and 2020, respectively, were deducted from the net distribution, loan and withdrawal proceeds issued to participants who elected overnight delivery of their checks and were paid to the third-party Plan Administrator.
(3)Investments
The Plan’s investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated in value by $732,994,194 and $945,109,947 during 2021 and 2020, respectively.
The fair value of investments is based on market prices using the following measurement categories:
Level 1 – Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are mutual funds.
Level 2 – Fair value is determined by using other than quoted prices. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies (such as benchmarking of similar securities and using readily determinable fair value where the fair value per share is determined and published on a regular basis on a non-active market and is the basis for current transactions). Investments included in this category are Publix Stock and collective investment funds.
Level 3 – Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are included in this category.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

Following is a summary of fair value measurements for investments as of December 31, 2021 and 2020:

	Fair Value	Level 1	Level 2	Level 3
December 31, 2021
Mutual Funds	$265,209,873	265,209,873	—	—
Publix Stock	4,543,850,377	—	4,543,850,377	—
Collective Investment Funds	1,138,120,023	—	1,138,120,023	—
Total Investments	$5,947,180,273	265,209,873	5,681,970,400	—

December 31, 2020
Mutual Funds	$213,376,088	213,376,088	—	—
Publix Stock	4,153,905,122	—	4,153,905,122	—
Collective Investment Funds	825,717,545	—	825,717,545	—
Total Investments	$5,192,998,755	213,376,088	4,979,622,667	—
(4)Employer Contribution Receivable
The 2021 and 2020 Plan year matching contributions, net of forfeitures, were $43,588,501 and $40,697,358, respectively. The matching contribution was recorded as a receivable as of the Plan year end and funded by the Company in the subsequent Plan year. These matching contributions were paid in cash and invested in accordance with eligible participants’ investment allocations at the time the matching contributions were funded.
(5)Party-in-Interest and Related Party Transactions
Certain Plan investments are collective investment and mutual funds managed by State Street Global Advisors (State Street), the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian for the Plan under the direction of Voya Institutional Trust Company. Voya Institutional Plan Services serves as the third-party Plan Administrator.
In addition to Publix Stock, the transactions involving State Street investments qualify as party-in-interest transactions. Certain administration costs paid to Voya Institutional Plan Services also are considered party-in-interest transactions.
The Plan received cash dividend payments on Publix Stock of $96,705,708 and $89,654,220 during 2021 and 2020, respectively. Such dividends were invested in the cash component of the Publix Stock Fund. The number of shares of Publix Stock held in participant Accounts totaled 66,044,337 and 69,001,746 with fair values of $4,543,850,377 and $4,153,905,122 as of December 31, 2021 and 2020, respectively.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(6)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the 2021 and 2020 Form 5500:

	December 31,
	2021	2020
Net assets available for plan benefits per the financial statements	$6,098,364,286	5,343,263,124
Amounts allocated to withdrawing participants	(8,563,648)	(5,201,761)
Net assets available for plan benefits per the Form 5500	$6,089,800,638	5,338,061,363
The following is a reconciliation of benefit payments to participants per the financial statements to the 2021 and 2020 Form 5500:

	Year ended December 31,
	2021	2020
Benefits paid to participants per the financial statements	$426,175,020	418,447,472
Amounts allocated to withdrawing participants at end of year	8,563,648	5,201,761
Amounts allocated to withdrawing participants at beginning of year	(5,201,761)	(3,463,158)
Accrued excess contributions payable at end of year	(2,976,850)	(3,588,572)
Benefits paid to participants per the Form 5500	$426,560,057	416,597,503
Distributions of excess contributions per the Form 5500	$2,976,850	3,588,572
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2021 and 2020, but not yet paid as of that date. Distributions of excess contributions and any allocable income or loss that were paid for the 2021 and 2020 Plan years were recorded as liabilities in the financial statements as of December 31, 2021 and 2020.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Notes to Financial Statements

(7)Tax Status
The Plan, as amended and restated as of January 1, 2013, received a favorable tax determination letter, dated April 3, 2014, from the Internal Revenue Service (IRS) under Internal Revenue Code (IRC) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2013, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.
U.S. generally accepted accounting principles require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.
(8)Subsequent Event
On April 1, 2022, the Company filed Articles of Amendment to its Restated Articles of Incorporation in order to effect a 5-for-1 stock split of Publix Stock, par value $1.00 per share, and an increase in the number of authorized shares of Publix Stock from 1,000,000,000 to 4,000,000,000 shares, effective as of the close of business on April 14, 2022. The Articles of Amendment were approved by the Company’s Board of Directors on April 1, 2022 without the need for stockholder approval. The shares of Publix Stock reported in the financial statements, notes to financial statements and supplemental schedule of the Plan are on a pre-split basis.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2021

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value
Investments:
American Funds EuroPacific Growth Fund (Class R-6)	777,032	$ 50,297,294
Baird Aggregate Bond Fund (Institutional Shares)	3,343,714	38,018,026
Dimensional Fund Advisors U.S. Small Cap Portfolio (I) Fund	1,053,280	49,556,825
Invesco Stable Value Trust Fund (Class B1)	38,759,852	95,636,020
Publix Stock Fund:
Common stock of Publix Super Markets, Inc. *	66,044,337	4,543,850,377
State Street Institutional U.S. Government Money Market Fund (Premier Class) *	2,438,485	37,462,113
State Street S&P 500 Index Fund (Class N) *	1,973,697	224,673,793
State Street S&P Mid Cap Index Fund (Class XIV) *	2,985,052	65,900,987
State Street Strategic Balanced Funds:
Aggressive Strategic Balanced Fund (Class I) *	1,815,961	79,315,200
Moderate Strategic Balanced Fund (Class I) *	7,159,759	267,738,134
Conservative Strategic Balanced Fund (Class I) *	1,622,842	47,265,071
T. Rowe Price Blue Chip Growth Fund (Class T4)	4,630,806	357,590,818
T. Rowe Price Value Fund (I Class)	1,884,580	89,875,615
Total investments		5,947,180,273
Notes receivable from participants with interest rates ranging from 3.25% - 5.50% *		110,572,362
		$6,057,752,635

* Parties-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN

Date: June 24, 2022	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits Administration
and Assistant Secretary
Publix Super Markets, Inc.,
Plan Administrator